Exhibit 99.(d).24

JOHN HANCOCK INVESTMENT TRUST

AMENDMENT TO SUBADVISORY AGREEMENT

AMENDMENT made as of this 24th day of March, 2022 to the Subadvisory Agreement dated December 18, 2013, as amended, (the “Agreement”), between John Hancock Investment Management LLC, a Delaware limited liability company (the “Adviser”), and Wellington Management Company LLP, a Delaware limited liability partnership (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement relating to the compensation of the Subadviser is amended to reduce the subadvisory fee for the John Hancock Seaport Long/Short Fund. This Amendment supersedes any prior amendment to the Agreement relating to compensation of the Subadviser.

2.	EXECUTION

This Agreement and any amendments hereto and any notices or other communications hereunder that are required to be in writing may be in electronic form (including without limitation by facsimile and, in the case of notices and other communications, email) and may be executed by means of electronic signatures.

3.	EFFECTIVE DATE

The Amendment shall become effective on April 1, 2022, following approval of the Amendment by the Board of Trustees of John Hancock Investment Trust.

4.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

5.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

6.	ELECTRONIC SIGNATURES

The parties agree that this Agreement and any documents related hereto may be electronically signed. The parties agree that any electronic signatures appearing on this Agreement and any related documents are the same as handwritten signatures for the purposes of validity, enforceability and admissibility.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT LLC
By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

WELLINGTON MANAGEMENT COMPANY LLP
By:	/s/ Steven Muson
Name:	Steven Muson
Title:	Senior Managing Director
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APPENDIX A

The Subadviser shall serve as investment subadviser for each Portfolio of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to each Portfolio, the fee computed separately for such Portfolio at an annual rate as follows (the “Subadviser Fee”):

Portfolio	First $200 million of Aggregate Net Assets*	Next $300 million of Aggregate Net Assets*	Next $2.7 billion of Aggregate Net Assets*	Next $500 million of Aggregate Net Assets*	Next $500 million of Aggregate Net Assets*	Excess Over $4.2 billion of Aggregate Net Assets*
John Hancock Mid Cap Growth Fund	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Portfolio	First $250 Million of Aggregate Net Assets*		Excess Over $250 Million of Aggregate Net Assets*
John Hancock Infrastructure Fund	[ ]%		[ ]%

Portfolio	First $250 Million of Aggregate Net Assets*	Next $750 Million of Aggregate Net Assets*	Next $1 Billion of Aggregate Net Assets*	Excess over $2 Billion of Aggregate Net Assets*
John Hancock Seaport Long/Short Fund	[ ]%	[ ]%	[ ]%	[ ]%

Portfolio	First $1.5 Billion of Aggregate Net Assets*		Excess Over $1.5 Billion of Aggregate Net Assets*
John Hancock Diversified Real Assets Fund (US Real Estate Sleeve)	[ ]%[1]		[ ]%[1]
Portfolio	All Asset Classes[2]
John Hancock Diversified Real Assets Fund (International Real Estate Sleeve)	[ ]%

[1]	Assets of the US Real Estate sleeve aggregate with JHF II Real Estate Securities Fund and JHVIT Real Estate Securities Trust for purposes of determining management fee breakpoints.
[2]	No aggregation for the International Real Estate sleeve.
*	The term Aggregate Net Assets for a given day includes the net assets of a Portfolio of the Trust managed by the Subadviser. It also includes the net assets of one or more other portfolios of the Trust or other trusts managed by the Subadviser as indicated below, but in each case only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s) in the same strategy. For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee for a given day, the net
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assets of the Portfolio and each other portfolio of the Trust in the same strategy are determined by the Custodian as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund or trust are determined as of the close of business on the previous business day of that fund.

Portfolio(s)	Other Portfolio(s)
John Hancock Mid Cap Growth Fund	Mid Cap Growth Trust, a series of John Hancock Variable Insurance Trust
John Hancock Infrastructure Fund	The portion of the net assets of John Hancock Diversified Real Assets Fund subadvised by the Subadviser in the Infrastructure approach
The portion of the net assets of John Hancock Diversified Real Assets Fund subadvised by the Subadviser in the Infrastructure approach.	John Hancock Infrastructure Fund
The portion of the net assets of US Real Estate sleeve of John Hancock Diversified Real Assets Fund subadvised by the Subadviser, for purposes of determining management fee breakpoints.	Real Estate Securities Fund, a series of John Hancock Funds II Real Estate Securities Trust, a series of John Hancock Variable Insurance Trust

The Subadviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Subadviser Fee for the Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Portfolio. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

If, with respect to any Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date of such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

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